November 21, 2014 Via Federal Express	Peter M. Fass Member of the Firm Direct Dial 212.969.3445 Facsimile 212.969.2900 pfass@proskauer.com www.proskauer.com

United States Securities and Exchange Commission

Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Attention:           Ms. Kristina Aberg

RE:	Lightstone Real Estate Income Trust Inc.

Draft Registration Statement on Form S-11

Submitted September 12, 2014

CIK No. 0001619312

Dear Ms. Aberg:

On behalf of our client, Lightstone Real Estate Income Trust Inc. (the “Company”) we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated October 10, 2014 (the “Comment Letter”), with respect to the registration statement on Form S-11 filed by the Company with the Commission on September 12, 2014 (the “Registration Statement”).

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement. Responses to these comments have been provided by the Company to us and are set forth in this letter.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each comment from the Comment Letter is restated in bold prior to the Company’s response.

General

1.	Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

While there are currently no such graphics or pictorial representations, the Company will submit to the Staff for review all graphics, maps, photographs, and related captions or other artwork including logos that the Company intends to use in the Registration Statement prior to requesting effectiveness of the Registration Statement. The Company acknowledges that such graphics and pictorial representations are not to be used in any preliminary prospectus distributed to prospective investors prior to the Staff’s review.

November 21, 2014

2.	Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should be consistent with the representations in the prospectus. Please refer to Item 19B of Industry Guide 5.

The Company will submit to the Staff all sales literature that is to be used in connection with the offering, including sales literature intended for broker-dealer use only. The Company is aware of the requirements of Item 19.B of Industry Guide 5.

3.	Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. Please note that the requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process. Please also highlight the specific portions that you are relying upon so that we can reference them easily. In addition, please confirm to us that any third party data included in the registration statement was not prepared for or commissioned by the registrant or its affiliates.

The Company did not use any quantitative or qualitative business and industry data to prepare the Registration Statement. The Company confirms that any third party data included in the Registration Statement was not prepared for or commissioned by the Company or its affiliates.

4.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

While there are currently no such written communications, the Company will submit to the Staff copies of all written materials that the Company, or anyone authorized to do so on the Company’s behalf, provides in reliance on Section 5(d) of the Securities Act of 1933, as amended, to potential investors that are qualified institutional buyers or institutional accredited investors.

5.	Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the division’s Office of Mergers and Acquisitions.

November 21, 2014

In accordance with the Staff’s comment, the Company acknowledges that it is responsible for analyzing the applicability of the tender offer rules (including Rule 13e-4 and Regulation 14E) to its share repurchase program in determining that the program is consistent with the relief granted by the Division of Corporation Finance in prior no-action letters.

6.	We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets.

In accordance with the Staff’s comment, the Company acknowledges that it is responsible for analyzing the applicability of Regulation M to its share repurchase program and determining that the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted to Alston & Bird LLP dated October 22, 2007.

7.	We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the 1940 Act. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

The Company refers the Staff to pages 99 – 100 of the Registration Statement for a detailed analysis of the exemptions that the Company and its subsidiaries intend to rely on and how the Company’s investment strategy will support that exemption.

Prospectus Summary, page 1

What is the experience of your sponsor?, page 3

8.	We refer to the sentence that the other REITs sponsored by your sponsor have similar investment objectives to yours. Please clearly state that your target investments in this offering are focused on real estate-related debt instruments whereas your prior programs focused on real property investments.

The sentence on page 3 has been revised as requested.

November 21, 2014

What conflicts of interest will affiliates of your sponsor face?, page 4

9.	Please revise the second bullet point to also clearly state that acquisition fees are based on the amount funded by you to originate or acquire an asset and as such, it may create an incentive for your advisor to accept a higher origination or acquisition price for those assets that may not otherwise be in your best interest.

The second bullet point on page 4 has been revised as requested.

How will you use the proceeds raised in this offering?, page 5

10.	Please add a column showing use of proceeds for the maximum offering proceeds raised including the DRIP here and in the Estimated Use of Proceeds section.

Columns showing use of proceeds for the maximum offering proceeds raised including the DRIP have been added to pages 6 and 59 as requested.

Risk Factors, page 22

11.	We note that you will be conducting a “friends and family” program that allows certain individuals to purchase shares of common stock at a discount. Please update your risk factor on the bottom of page 34 to highlight the potential dilutive effect of the “friends and family” program.

The Company respectfully submits that the “friends and family” program described in the risk factor on page 34 is not dilutive because regardless of whether shares are issued pursuant to “friends and family” program or not, the net proceeds to the company are the same. Therefore, the Company respectfully declines to amend the risk factor on page 34.

12.	We note your risk factor on page 34 and disclosure on page 101 that your board of directors may change your investment policies without stockholder approval. Please revise your prospectus to clarify how you intend to notify stockholders of such changes.

The disclosure on page 101 has been revised as requested. The Company submits that adding the requested disclosure on page 34 may be inconsistent with Staff guidance prohibiting the inclusion of mitigants in risk factors. Therefore, the Company respectfully declines to add the requested disclosure on page 34.

Conflicts of Interest, page 81

13.	Please expand your disclosure on page 84 regarding any current Lightstone affiliated entities that may compete with you, including the amount available for investment the term of such funds.

The disclosure on page 84 has been revised as requested.

November 21, 2014

Term of Advisory Agreement, page 86

14.	Please include disclosure here that upon termination of the Advisory Agreement you may be required to pay a subordinated distribution and discuss any conflicts such distribution may present.

The disclosure on page 83 has been revised as requested.

Targeted Investments, page 90

15.	Please expand upon your disclosure as to the underwriting criteria you and your advisor will employ in evaluating suitable investments.

Please see the disclosure on pages 93 – 94, which discloses the underwriting criteria the advisor will employ in evaluating suitable investments.

Liquidity and Capital Resources, page 102

16.	You disclose elsewhere in your prospectus that you anticipate you will incur debt. To the extent any relevant terms of indebtedness are known, although not finalized, please provide such material terms including amounts available, related interest rates, maturity dates, restrictions on future business activities and any other material terms.

Presently, the Company does not know the terms of any debt it might incur. To the extent any relevant terms of indebtedness become known, even if not finalized, the Company will disclose such material terms including amounts available, related interest rates, maturity dates, restrictions on future business activities and any other material terms.

Funds From Operations and Modified Funds From Operations, page 106

17.	We note your preliminary layout for calculating FFO in accordance with the NAREIT definition. Please amend your prospectus to either calculate FFO in accordance with the NAREIT definition, which begins with net income (loss), or revise the name of the measure. In addition, please also amend your prospectus to provide a statement disclosing the reasons why management believes that presenting FFO provides useful information to investors; refer to Item 10(e)(1)(i)(C) of Regulation S-K.

We advise the Staff that the requested information can be found on pages 106 – 109 of the Registration Statement.

November 21, 2014

Prior Performance Summary, page 110

18.	We note that some of your sponsor’s prior public real estate programs also offered share repurchase programs. To the extent any of these programs were suspended or terminated, please disclose so in this section and include the number of shares and dollar amount that was not redeemed.

The Company has revised the disclosure on page 110 as requested.

Non-Public Program Properties, page 115

19.	We refer to the lawsuits currently pending described in the first paragraph of page 116. Please disclose the court in which these lawsuits are currently pending, their current status and the relief sought.

The Company has revised the disclosure on page 116 as requested.

Share Repurchase Program, page 158

20.	Please revise to indicate that you will provide stockholders with 30-days written note prior to the suspension of your share repurchase program or advise.

The Company has revised the disclosure on page 158 as requested.

Part II. Information Not Required in Prospectus, page II-1

Item 36. Financial Statements and Exhibits, page II-3

21.	Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review. The draft opinions should be filed on EDGAR as correspondence.

We advise the Staff that we will file all exhibits as promptly as practicable. We have attached copies of the draft legal and tax opinions as Exhibits A and B, respectively, to this letter.

22.	We note that the exhibit list includes numerous “form of” agreements or other documents, including a “Form of Amended and Restated Articles of Incorporation.” Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement. Please file final versions of all required exhibits as promptly as possible, including the final executed version of the Articles of Incorporation which must be filed prior to effectiveness. Please refer to Item 601(b)(3) of Regulation S-K.

We advise the Staff that we do not intend on filing final, executed agreements prior to the effectiveness of the Registration Statement because the agreements will be executed concurrently with the effectiveness of the Registration Statement and not prior thereto. But we will file final versions of all required exhibits as promptly as possible.

November 21, 2014

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to the undersigned at (212) 969-3445.

Very truly yours,

/s/ Peter M. Fass, Esq.

Peter M. Fass, Esq.

Exhibit A

[LETTERHEAD OF VENABLE LLP]

Draft: Subject to review

_____, 2014

Lightstone Real Estate Income Trust Inc.

1985 Cedar Bridge Ave., Suite 1

Lakewood, New Jersey 08701

Re:	Registration Statement on Form S-11 (File No. 333-xxxxxx)

Ladies and Gentlemen:

We have served as Maryland counsel to Lightstone Real Estate Income Trust Inc., a Maryland corporation (the “Company”), in connection with certain matters of Maryland law arising out of the registration of [40,000,000] shares (the “Shares”) of common stock, $0.01 par value per share, of the Company (the “Common Stock”), covered by the above-referenced Registration Statement, and all amendments thereto (the “Registration Statement”), filed by the Company with the United States Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “1933 Act”). [30,000,000] Shares (the “Primary Offering Shares”) are issuable in a primary offering (the “Offering”) pursuant to subscription agreements (the “Subscription Agreements”) and [10,000,000] Shares (the “Program Shares”) are issuable pursuant to the Company’s Distribution Reinvestment Program (the “Program”), subject to the right of the Company to reallocate Shares between the Offering and the Program as described in the Registration Statement.

In connection with our representation of the Company, and as a basis for the opinion hereinafter set forth, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (herein collectively referred to as the “Documents”):

1.          The Registration Statement and the related form of prospectus included therein (including, without limitation, the form of Subscription Agreement attached thereto as Appendix B and the Program attached thereto as Appendix C) in the form in which it was transmitted to the Commission under the 1933 Act;

2.          The charter of the Company (the “Charter”), certified by the State Department of Assessments and Taxation of Maryland (the “SDAT”);

3.          The Bylaws of the Company, certified as of the date hereof by an officer of the Company;

4.          A certificate of the SDAT as to the good standing of the Company, dated as of a recent date;

5.          Resolutions adopted by the Board of Directors of the Company relating to the sale, issuance and registration of the Shares (the “Resolutions”), certified as of the date hereof by an officer of the Company;

6.          A certificate executed by an officer of the Company, dated as of the date hereof; and

7.          Such other documents and matters as we have deemed necessary or appropriate to express the opinion set forth below, subject to the assumptions, limitations and qualifications stated herein.

In expressing the opinion set forth below, we have assumed the following:

1.          Each individual executing any of the Documents, whether on behalf of such individual or another person, is legally competent to do so.

2.          Each individual executing any of the Documents on behalf of a party (other than the Company) is duly authorized to do so.

3.          Each of the parties (other than the Company) executing any of the Documents has duly and validly executed and delivered each of the Documents to which such party is a signatory, and such party’s obligations set forth therein are legal, valid and binding and are enforceable in accordance with all stated terms.

4.          All Documents submitted to us as originals are authentic. The form and content of all Documents submitted to us as unexecuted drafts do not differ in any respect relevant to this opinion from the form and content of such Documents as executed and delivered. All Documents submitted to us as certified or photostatic copies conform to the original documents. All signatures on all Documents are genuine. All public records reviewed or relied upon by us or on our behalf are true and complete. All representations, warranties, statements and information contained in the Documents are true and complete. There has been no oral or written modification of or amendment to any of the Documents, and there has been no waiver of any provision of any of the Documents, by action or omission of the parties or otherwise.

5.          The Shares will not be issued or transferred in violation of any restriction or limitation on transfer and ownership of shares of stock of the Company contained in [Article V, Section 5.9] of the Charter.

6.          Upon the issuance of any of the Shares, the total number of shares of Common Stock issued and outstanding will not exceed the total number of shares of Common Stock that the Company is then authorized to issue under the Charter. We note that, as of the date hereof, there are more than [40,000,000] shares of Common Stock available for issuance under the Charter.

Based upon the foregoing, and subject to the assumptions, limitations and qualifications stated herein, it is our opinion that:

1.          The Company is a corporation duly incorporated and existing under and by virtue of the laws of the State of Maryland and is in good standing with the SDAT.

2.          The issuance of the Primary Offering Shares has been duly authorized and, when and if issued and delivered against payment therefor in accordance with the Resolutions, the Subscription Agreements and the Registration Statement, the Primary Offering Shares will be validly issued, fully paid and nonassessable.

3.          The issuance of the Program Shares has been duly authorized and, when and if issued and delivered against payment therefor in accordance with the Resolutions, the Program and the Registration Statement, the Program Shares will be validly issued, fully paid and nonassessable.

The foregoing opinion is limited to the laws of the State of Maryland and we do not express any opinion herein concerning any other law. We express no opinion as to compliance with any federal or state securities laws, including the securities laws of the State of Maryland, or as to federal or state laws regarding fraudulent transfers. To the extent that any matter as to which our opinion is expressed herein would be governed by the laws of any jurisdiction other than the State of Maryland, we do not express any opinion on such matter. The opinion expressed herein is subject to the effect of judicial decisions which may permit the introduction of parol evidence to modify the terms or the interpretation of agreements.

The opinion expressed herein is limited to the matters specifically set forth herein and no other opinion shall be inferred beyond the matters expressly stated. We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.

This opinion is being furnished to you for submission to the Commission as an exhibit to the Registration Statement. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of the name of our firm therein. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the 1933 Act.

Very truly yours,

Exhibit B

[•], 2014

Lightstone Real Estate Income Trust Inc.

1985 Cedar Bridge Ave., Suite 1

Lakewood, New Jersey 08701

Re:	Opinion of Proskauer Rose LLP as to Tax Matters

Ladies and Gentlemen:

We have acted as counsel to Lightstone Real Estate Income Trust Inc., a Maryland corporation (the “Company”), with respect to certain tax matters in connection with the issuance and sale of common stock, par value $0.01 per share (the “Stock”) as described in the Registration Statement on Form S-11, Registration No. 333-[•], as filed with the Securities and Exchange Commission (the “Commission”) and as amended through the date hereof (the “Registration Statement”). In connection with the issuance and sale of Stock, we have been asked to provide an opinion regarding (i) the classification of the Company as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”)[1]; (ii) the accuracy and fairness of the discussion in the prospectus forming a part of the Registration Statement (the “Prospectus”) under the caption “Material U.S. Federal Income Tax Considerations”; and (iii) the treatment of Lightstone Real Estate Income LP (the “Operating Partnership”) as a partnership or disregarded entity for U.S. federal income tax purposes.

The opinions set forth in this letter are based on relevant provisions of the Code, Treasury Regulations issued thereunder (including Proposed and Temporary Regulations), and interpretations of the foregoing as expressed in court decisions, administrative determinations, and the legislative history as of the date hereof. These provisions and interpretations are subject to differing interpretations or change at any time, which may or may not be retroactive in effect, and which might result in modifications of our opinions. In this regard, an opinion of counsel with respect to an issue represents counsel’s best judgment as to the outcome on the merits with respect to such issue, is not binding on the Internal Revenue Service (“IRS”) or the courts, and is not a guarantee that the IRS will not assert a contrary position with respect to an issue, or that a court will not sustain such a position if asserted by the IRS.

In rendering our opinions, we have made such factual and legal examinations, including an examination of such statutes, regulations, records, certificates and other documents as we have considered necessary or appropriate, including, but not limited to, the following: (1) the Registration Statement (including exhibits thereto); (2) the form of Articles of Amendment and Restatement of the Company, included as Exhibit 3.1 to the Registration Statement; (3) the form of Agreement of Limited Partnership of the Operating Partnership, included as Exhibit 4.1 to the Registration Statement and (4) the form of Advisory Agreement, by and among the Company, the Operating Partnership and Lightstone Real Estate Income, LLC, included as Exhibit 10.1 to the Registration Statement. The opinions set forth in this letter also are based on certain written factual representations and covenants made by an officer of the Company, in the Company’s own capacity and in its capacity as the general partner of the Operating Partnership, in a letter to us of even date herewith (the “Officer’s Certificate”) relating to, among other things, those factual matters as are germane to the determination that the Company and the Operating Partnership, and the entities in which they hold direct or indirect interests, have been and will be formed, owned and operated in such a manner that the Company has and will continue to satisfy the requirements for qualification as a REIT under the Code (collectively, the Officer’s Certificate, and the documents described in the immediately preceding sentence are referred to herein as the “Transaction Documents”).

In our review, we have assumed, with your consent, that all of the factual representations, covenants and statements set forth in the Transaction Documents are true and correct, and all of the obligations imposed by any such documents on the parties thereto have been and will be performed or satisfied in accordance with their terms. Moreover, we have assumed that the Company and the Operating Partnership each will be operated in the manner described in the relevant Transaction Documents. We have, consequently, assumed and relied on your representations that the information presented in the Transaction Documents accurately and completely describe all material facts relevant to our opinion. We have not undertaken any independent inquiry into, or verification of, these facts for the purpose of rendering this opinion. While we have reviewed all representations made to us to determine their reasonableness, we have no assurance that they are or will ultimately prove to be accurate. No facts have come to our attention, however, that would cause us to question the accuracy or completeness of such facts or Transaction Documents in a material way. Our opinion is conditioned on the continuing accuracy and completeness of such representations, covenants and statements. Any material change or inaccuracy in the facts referred to, set forth, or assumed herein or in the Transaction Documents may affect our conclusions set forth herein.

[1] Unless otherwise stated, all section references herein are to the Code.

We also have assumed the legal capacity of all natural persons, the genuineness of all signatures, the proper execution of all documents, the authenticity of all documents submitted to us as originals, the conformity to originals of documents submitted to us as copies, and the authenticity of the originals from which any copies were made. Where documents have been provided to us in draft form, we have assumed that the final executed versions of such documents will not differ materially from such drafts.

With respect to matters of Maryland law, we have relied upon the opinion of Venable LLP, counsel for the Company, dated as of the date hereof that the Company is a validly organized and duly incorporated corporation under the laws of the State of Maryland.

Based upon, and subject to the foregoing and the discussion below, we are of the opinion that:

(i)	commencing with the Company’s taxable year ending December 31, 2015 or its first year of material operations, the Company will be organized in conformity with the requirements for qualification as a REIT under the Code, and the Company’s proposed method of operation will enable it to meet the requirements for qualification and taxation as a REIT under the Code;

(ii)	the discussion in the Prospectus under the caption “Material U.S. Federal Income Tax Considerations,” to the extent it constitutes matters of law, summaries of legal matters or legal conclusions, is a fair and accurate summary of the U.S. federal income tax considerations that are likely to be material to a holder of the Company’s Stock; and

(iii)	the Operating Partnership will be taxed as a partnership or a disregarded entity and not an association or publicly traded partnership (within the meaning of section 7704) subject to tax as a corporation for U.S. federal income tax purposes beginning with its first taxable year.

We express no opinion on any issue relating to the Company, the Operating Partnership or the discussion in the Prospectus under the caption “Material U.S. Federal Income Tax Considerations” other than as expressly stated above.

The Company’s qualification and taxation as a REIT will depend upon the Company’s ability to meet on a continuing basis, through actual annual operating and other results, the various requirements under the Code as described in the Registration Statement with regard to, among other things, the sources of its gross income, the composition of its assets, the level of its distributions to stockholders, and the diversity of its stock ownership. Proskauer Rose LLP will not review the Company’s compliance with these requirements on a continuing basis. Accordingly, no assurance can be given that the actual results of the operations of the Company and the Operating Partnership, the sources of their income, the nature of their assets, the level of the Company’s distributions to stockholders and the diversity of its stock ownership for any given taxable year will satisfy the requirements under the Code for the Company’s qualification and taxation as a REIT.

This opinion letter is rendered to you for your use in connection with the Registration Statement and may be relied upon by you and your stockholders.  Except as provided in the next paragraph, this opinion letter may not be distributed, quoted in whole or in part or otherwise reproduced in any document, filed with any governmental agency, or relied upon by any other person for any other purpose (other than as required by law) without our express written consent.

We consent to the use of our name under the captions “Material U.S. Federal Income Tax Considerations” and “Legal Matters” in the Prospectus and to the use of these opinions for filing as Exhibit 8.1 to the Registration Statement. In giving this consent, we do not hereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, or the rules and regulations of the Commission thereunder.

Sincerely yours,